Inmarsat plc
99 City Road
London EC1Y 1AX
United Kingdom
www.inmarsat.com

T +44 (0)20 7728 1000
F +44 (0)20 7728 1044

5 January 2006

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Attention:	Mr Michael Henderson
Staff Accountant

Dear Sirs

Forms 20-F for the fiscal year ended December 31, 2004

File No. 333-120876-01

We are in receipt of your letter of December 28, 2005.

You have requested a response within ten working days. However, as this letter was sent during a holiday period, two days before our year end, and a number of our key personnel are either on vacation or are heavily committed to year-end work, we will not be able to comply with your request within this time period. We would therefore like to propose that we formally respond to your points by January 31, 2006.

Thank you for your consideration.

Yours faithfully

/s/ C R K Medlock
C R K Medlock
Chief Financial Officer

Registered in England and Wales No. 4886072